UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

GULFMARK OFFSHORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402629307

402629505

402629406

(CUSIP Number)

Tidewater Inc.

Attn: Bruce D. Lundstrom, Executive Vice President, General Counsel, and Secretary

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

(713) 470-5300

with a copy to:

Curtis R. Hearn

Hope M. Spencer

Jones Walker LLP

201 St. Charles Ave, Suite 5100

New Orleans, LA 70170

(504) 582-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402629307; 402629505; 402629406

1	NAMES OF REPORTING PERSONS Tidewater Inc. (“Tidewater”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - (See Item 4)*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - (See Item 4)*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - (See Item 4)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON HC; CO

*

As discussed in more detail under Item 4 below, in connection with the Business Combination (as defined below), GulfMark Offshore, Inc. (“GulfMark”) was merged with and into Gorgon NewCo, LLC, a wholly-owned subsidiary of Tidewater (“Gorgon”), with Gorgon continuing as the surviving entity in the Business Combination (the “Surviving Entity). As a result of the Business Combination, the separate corporate existence of GulfMark ceased and Tidewater owns 100% of the interests of the Surviving Entity.

Introduction

This Amendment No. 1 to the Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (“GulfMark Common Stock”), of GulfMark Offshore, Inc., a Delaware corporation (“GulfMark”), and amends the initial statement on Schedule 13D filed by Tidewater on July 25, 2018 (the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

On November 15, 2018, Tidewater completed its previously-announced business combination (the “Business Combination”) with GulfMark and took various other related actions, as discussed further below.

ITEM 3.	Source and Amount of Funds or Other Consideration

The description of the completion of the Business Combination under Item 4 of this Amendment is incorporated by reference into this Item 3 as if fully set forth herein.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Completion of Business Combination

On November 15, 2018, pursuant to the terms and conditions of the Merger Agreement, the Business Combination was completed. The Business Combination was effected through a two-step reverse merger, pursuant to which (i) Gorgon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Tidewater, merged with and into GulfMark, with GulfMark continuing as the surviving corporation and a wholly-owned subsidiary of Tidewater and then, immediately afterwards, (ii) GulfMark merged with and into Gorgon NewCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Tidewater (“Gorgon”), with Gorgon continuing as the surviving entity and a direct, wholly-owned subsidiary of Tidewater (“Surviving Entity”).

Upon the effective time of the First Merger, each issued and then-outstanding share of GulfMark Common Stock was cancelled and automatically converted into the right to receive 1.100 shares of Tidewater Common Stock, with cash paid in lieu of any fractional share. Additionally, each then-outstanding GulfMark warrant was automatically converted into the right to receive 1.100 shares of Tidewater Common Stock upon payment to Tidewater of the applicable exercise price, subject to (i) all other terms and conditions of the applicable warrant agreement with substantially the same terms and conditions that applied to such warrant prior to the closing, as assumed and amended by Tidewater effective upon the closing, including cash paid in lieu of any fractional share, and (ii) the limitations on foreign ownership set forth in Tidewater’s amended and restated certificate of incorporation intended to comply with the Jones Act.

Upon the effective time of the First Merger, the GulfMark Common Stock that previously traded under the ticker symbol “GLF” ceased trading on and was delisted from the NYSE and removed from registration under Section 12(b) of the Exchange Act. Upon the effective time of the Second Merger, the separate corporate existence of GulfMark ceased and the Surviving Entity continued as the surviving company and a wholly-owned subsidiary of Tidewater.

Pursuant to the terms of the Voting Agreements, the obligations of the GulfMark Supporting Stockholders under the Voting Agreements automatically terminated upon completion of the Business Combination.

Upon the completion of the Business Combination, John T. Rynd, Quinn P. Fanning and Bruce D. Lundstrom were appointed to the board of managers of the Surviving Entity. None of the officers and directors of GulfMark immediately prior to completion of the Business Combination serve as officers or managers of the Surviving Entity. In connection with the completion of the Business Combination, the following individuals were appointed to the following positions of the Surviving Entity:

President	John T. Rynd
Vice President and Treasurer	Quinn P. Fanning
Vice President and Secretary	Bruce D. Lundstrom

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of Tidewater to rows (7) through (13) of the cover page to this Amendment and the description of the completion of the Business Combination under Item 4 of this Amendment are incorporated by reference in this Item 5 as if fully set forth herein.

(c)     Except for the Merger Agreement, the Voting Agreements and the transactions described in the Schedule 13D and this Amendment, no transactions in shares of GulfMark Common Stock have been effected during the past sixty days by Tidewater or, to the knowledge of Tidewater, any of the persons named on Annex A.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As a result of the Business Combination, the Voting Agreements terminated in accordance with their terms on November 15, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2018

TIDEWATER INC.

By:	/s/ Bruce D. Lundstrom
Bruce D. Lundstrom
Executive Vice President, General Counsel and Secretary